Filed by Fortive Corporation pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Fortive Corporation Commission File Number: 001-37654

The following document was distributed to employees of Kollmorgen, Thomson, Portescap and Jacobs Vehicle Systems on August 27, 2018.

GENERAL BENEFITS INFORMATION FOR US EMPLOYEES

Q1. How will my new Altra benefits differ from Fortive benefits?

A1. In general, you will experience very few changes to your core benefits in 2018. This includes your: 1) medical, dental, vision, life insurance, and disability benefit plans; 2) current enrollment elections and coverage amounts; 3) benefit vendor partners (with the exception of WageWorks for health savings account, flexible spending accounts and Commuter benefit); and 4) access to an online and telephonic benefits service center (via benefits administration vendor, bswift). Detail related to the WageWorks transition is below.

Certain non-core benefits such as Passport shopping mall will not transition post-close. You’ll receive further detail in September.

Q2. What will change with my benefits in 2019?

A2. Altra is currently finalizing the 2019 benefit offerings. Detailed information will be forthcoming as part of the open enrollment process in November 2018.

Q3. Will I need to actively enroll in my new Altra benefits, and may I change benefit plans?

A3. Generally, your existing Fortive benefit elections for all health and welfare plans (medical, dental, vision, life/AD&D insurance, disability and voluntary benefits) will be transferred to Altra and will not require you to actively make new elections. This includes your existing dependents, if any. As your benefits and premium amounts will not be changing in 2018, you may not change benefit plans unless you experience a qualified family status change such as getting married or having a baby.

In conjunction with the transition from WageWorks (to Payflex, a bswift partner), health savings account holders will be required to actively elect to transfer their accounts. Further instructions will come closer to the close date.

Q4. Will I need to go through an enrollment process with Altra for 2019?

A4. Yes, you will be required to actively enroll through the Altra Benefits Center bswift platform to elect your 2019 benefits.

Q5. Will my service date change as a result of the transaction?

A5. Altra will give each employee full credit for purposes of eligibility and vesting under any Altra benefit arrangement to the same extent such service was recognized immediately prior to the closing, unless recognizing that service level result in the duplication of benefits.

Q6. Will we have the same holiday schedule and vacation policy?

A6. Post-close, no changes are planned for the Fortive operating company vacation and holiday schedules.

Q7. Will I continue to be allowed to carry over vacation from 2018?

A7. Post-close, no changes are planned for the Fortive operating company vacation and holiday schedules.

Q8. Will Altra standardize vacation and holiday schedules?

A8. Post-close, no changes are planned for the Fortive operating company vacation and holiday schedules.

Q9. What happens to my current vacation balance?

A9. Fortive will provide Altra with each employee’s balance of accrued but unused vacation time as of the close date.

Q10. Will Altra continue to provide tuition reimbursement after the transaction closes?

A10. Yes, Altra does offer a tuition reimbursement benefit. However, if your operating company offers a specific benefit, that benefit will continue at least for 2019.

Q11. What will happen to my bonus plan (ICP, SIP, local bonus) when the transaction closes?

A11. Bonus plans for Newco Employees in effect at the close date will continue unchanged until the end of the performance period. The only exception to this would be if a bonus is required by law to be paid out before or at the close. Altra will pay out to all eligible transferred employees for the full performance period. Where an employee’s performance objectives were not tied directly to performance of the A&S Business, there may be some adjustment to performance objectives. Contact your HR business partner if you have questions about your specific situation.

HEALTH INSURANCE

Q12. Will my medical, dental or vision insurance company remain the same?

A12. Yes. For the remainder of 2018, UHC, CVS, Cigna and VSP will continue to administer your medical, pharmacy, dental and vision claims respectively. Altra expects certain benefit vendor changes in 2019 as integration begins. Detailed information will be forthcoming as part of the open enrollment process in November 2018.

Q13. Will my health insurance premiums remain the same?

A13. Yes. Your existing health insurance premiums will not change for 2018. Premiums for 2019 are currently being reviewed and will be shared with you during the open enrollment process.

Q14. Will I receive new health insurance identification cards?

A14. Yes. New health insurance and prescription identification cards will be issued by or around the date of close. Be sure to share your new ID card with your healthcare provider(s) for dates of service after the close.

Q15. Will I be able to maintain my current healthcare provider(s)?

A15. For the remainder of 2018, your healthcare plan will be offered under the same insurance companies with their provider networks. You should not experience disruption to your existing healthcare provider(s), nor should you experience disruption to your pharmacy prescriptions. Please remember to show your healthcare providers, including pharmacies, your new health insurance identification cards. However, in the event that you do experience concerns post-close, please contact the Altra Benefits Center (via bswift). Altra Benefits Center contact information will be communicated closer to the transaction close date.

Q16. I’ve already met my annual medical deductible and/or out-of-pocket (OOP) maximum for 2018. Will Altra recognize my accumulated annual deductible/OOP maximum?

A16. Yes. Amounts accrued toward your 2018 annual deductible and/or OOP maximum will be transferred from your Fortive UHC account to your Altra UHC account.

Q17. Will there be any change in processing my flexible spending account?

A17. If you are currently enrolled in the flexible spending account (health care or dependent care) and have funds remaining in your account as of the date of close, you will be contacted directly to outline the process that will be followed to ensure that you have full access to the remaining funds after the close.

401K RETIREMENT SAVINGS

Q18. What will change under Altra 401k retirement savings plan?

A18. While different investment options will be available, most general plan provisions will not change. Full plan details will be provided near your transfer date along with enrollment instructions.

Q19. Who administers Altra’s 401k Retirement Savings Plans?

A19. Fidelity administers Altra’s 401(k) retirement savings program.

Q20. Will my Fortive retirement savings account automatically transfer to Altra?

A20. On your transfer date, you will cease participation in the Fortive retirement savings plan. As you will no longer be participating in the Fortive retirement savings plan, you will be able to leave your balance in the Fortive retirement savings plan, transfer your balance to an Individual Retirement Account (IRA), transfer your balance to the Altra retirement savings plan, or receive a cash distribution. Please consult the plan summary and your tax professional for more information as a cash distribution is expected to be taxable to you and may also involve penalties for early withdrawal. A complete description of your distribution options will be sent to you from Fidelity after your transfer date.

Q21. I do not have three years of service with Fortive, and thus am not “fully vested” in the 401k plan. Will I lose all of the company matching money and company retirement contributions when the transition is finalized?

A21. No. Employees who transfer, but are not fully vested in the Fortive 401k plan will have their accounts fully vested when the transaction closes.

Q22. How will the IRS contribution limit be handled this year?

A22. Fortive will provide your year-to-date 401k contribution amounts to Altra to ensure that you do not exceed the $18,500 IRS contribution limit ($24,500 if you are age 50 or more).

Q23. I have an outstanding 401k loan. May I transfer the loan to the Altra retirement savings plan?

A23. No. If you wish to continue payment on an outstanding loan, you must retain your funds in the Fortive retirement savings plan, and make arrangements for loan repayments via ACH. Loan ACH instructions will be provided near the time of the transfer date. If loan repayments are not continued under the Fortive retirement savings plan post-close via ACH, your loan will default. Please consult your tax professional for more information as a loan default is expected to be a taxable event.

Q24. I hold Fortive stock in the 401k. How will this be handled?

A24. Fortive Common Stock shares will not transfer to the Altra retirement savings plan. If you choose to transfer your funds to the Altra retirement savings plan, you have the option to invest in new Fortive stock via the Self-Directed Brokerage Account.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Altra Industrial Motion Corp. (“Altra”). In connection with the proposed transaction, Newco filed a registration statement on Form S-4/S-1 containing a prospectus and Altra filed a registration statement on Form S-4 containing a prospectus (together, the “registration statements”) and a preliminary proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission (the “SEC”), in each case on May 8, 2018. In addition, Altra has filed a definitive proxy statement on Schedule 14A with the SEC on August 6, 2018. Each of Altra and Newco have filed amendments to the registration statements. Investors and security holders are urged to read the registration statements and Altra’s definitive proxy statement and any further amendments to these filings when they become available as well as any other relevant documents to be filed with the SEC when they become available because such documents contain or will contain important information about Altra, Fortive, Newco and the proposed transaction. Altra’s proxy statement, the registration statements and any further amendments to these filings as well as any other relevant documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. Such documents can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184, or by calling (781) 917-0527.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Altra. However, Fortive, Altra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Altra in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2018 Annual Meeting filed with the SEC on April 16, 2018. Information about the directors and executive officers of Altra may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, and its definitive proxy statement relating to its 2018 Annual Meeting filed with the SEC on March 23, 2018 and its definitive proxy statement relating to the proposed transaction filed with the SEC on August 8, 2018.